ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated November 1, 2010
UBS AG Media Relations Kelly Smith Tel: +1-212-882-5699 www.ubs.com November 1, 2010
Media release

UBS Announces New Energy Exchange Traded Note Linked to the Wells Fargo® MLP Index

New York, November 1, 2010 – UBS Investment Bank announced today that it has added to its suite of UBS E-TRACS Exchange Traded Notes (ETNs) with the new UBS E-TRACS linked to the Wells Fargo® MLP Index due October 29, 2040. It began trading today on NYSE Arca under the ticker symbol, MLPW, and provides investors a way to gain exposure to the Master Limited Partnership (MLP) energy sector.

“We are excited to bring this 17th UBS E-TRACS ETN to market,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “This is our fifth ETN based on Master Limited Partnerships, and rounds out our suite of energy MLP products. UBS E-TRACS now offers ETNs linked to both the Infrastructure and Natural Gas components of the energy MLP market, short exposure to energy MLPs, leveraged exposure to energy MLPs, and now broad exposure to the MLP energy market.”

A Master Limited Partnership is a publicly traded limited partnership that has certain tax advantages of a partnership for the holder of the MLP. The UBS E-TRACS Wells Fargo® MLP Index is linked to the Wells Fargo® MLP Index and pays a variable quarterly coupon linked to the cash distributions associated with the MLP constituents of the Index, less investor fees. The payment at maturity or upon earlier redemption or call by UBS is linked to the performance of the Index.

UBS E-TRACS belong to an innovative class of investment products offering access to markets and strategies that had not previously been readily available to investors, and offer unique diversification opportunities in a number of different sectors.

UBS has 16 other existing E-TRACS ETNs – 10 that track the performance of various UBS Bloomberg CMCI indexes, like platinum, silver, gold, livestock, food, etc; one that tracks the total return of the Dow Jones-UBS Commodity Index; one that is linked to the S&P 500 Gold Hedged Index; one linked to the Alerian MLP Infrastructure Index; one that offers 2x leveraged exposure to the Alerian MLP Infrastructure Index; one linked to the Alerian Natural Gas MLP Index; and one that offers 1x monthly short exposure to the Alerian MLP Infrastructure Total Return Index.

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UBS E-TRACs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in E-TRACS is subject to a number of risks, including the risk of loss of some or all of the investor’s principal. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.

The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

Wells Fargo Master Limited Partnership Index is a trademark of Wells Fargo & Company and has been licensed for use by UBS AG. This product is not issued by, sponsored or endorsed by Wells Fargo & Company or its affiliates and Wells Fargo & Company makes no representation regarding the advisability of investing in this product. Wells Fargo & Company does not guarantee that the Index referenced by the product has been accurately calculated and shall not have any liability for any error in the calculation.

About UBS

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions and manage CHF 2.2 trillion in invested assets.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

Inquiries:            Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com